SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of November 2014

Commission File Number 1-13758

PORTUGAL TELECOM, SGPS, S.A.

(Exact name of registrant as specified in its charter)

Av. Fontes Pereira de Melo, 40
1069 - 300 Lisboa, Portugal

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒   Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐   No ☒

Announcement | Lisbon | 10 November 2014

Material fact disclosed by Oi

Portugal Telecom, SGPS S.A. (“PT SGPS”) hereby informs on the material fact disclosed by Oi, S.A., regarding the receipt of a preliminary announcement to launch a tender offer for the shares of the capital of PT SGPS, according to the company’s announcement attached hereto.

Portugal Telecom, SGPS, SA	Public company	Portugal Telecom is listed on the	Nuno Vieira
Avenida Fontes Pereira de Melo, 40	Share capital Euro 26,895,375	Euronext and New York Stock	Investor Relations Director
1069-300 Lisbon	Registered in the Commercial	Exchange. Information may be	nuno.t.vieira@telecom.pt
Portugal	Registry Office of Lisbon	accessed on the Reuters under the	Tel.: +351 21 500 1701
	and Corporation no. 503 215 058	symbols PTC.LS and PT and on	Fax: +351 21 500 0800
Bloomberg under the symbol PTC PL.

www.telecom.pt

Oi S.A.

Corporate Taxpayers’ Registry (CNPJ/MF) No. 76.535.764/0001-43

Board of Trade (NIRE) No. 33.3.0029520-8

Publicly-Held Company

MATERIAL FACT

Maintenance of Exchange and Option Terms agreed with Portugal Telecom, SGPS, S.A.

Oi S.A. (“Oi” or the “Company”, Bovespa: OIBR3, OIBR4; NYSE: OIBR and OIBR.C), in accordance with article 157, paragraph 4 of Law No. 6,404/76 (the “Brazilian Corporation Law”) and the Brazilian Securities and Exchange Commission (Comissão de Valores Mobiliários — CVM) Instruction No. 358/02, having learned of the release of a preliminary announcement to launch a tender offer for the shares of the capital of Portugal Telecom, SGPS, S.A. (“PT SGPS”), which includes conditions that relate to the Company, informs its shareholders and the market in general that the Board of Directors of Oi considers to be untimely any changes to the definitive agreements entered into with PT SGPS on September 8, 2014 related to the exchange of commercial paper issued by Rio Forte Investments, S.A., held by subsidiaries of Oi, in exchange for common and preferred shares of Oi held by PT SGPS, and the grant of a call option to PT SGPS to purchase the same number of shares under the terms previously disclosed to the market, since such changes conflict with the terms previously disclosed to the market which were the subject of specific negotiations between Oi and PT SGPS.

Oi reiterates its commitment to its investors and the market to promote the migration of its shares to the Novo Mercado segment of the São Paulo Stock Exchange (BM&FBOVESPA S.A. — Bolsa de Valores, Mercadorias e Futuros) through the merger of shares with Telemar Participações S.A.

Rio de Janeiro, November 10, 2014.

Oi S.A.

Bayard De Paoli Gontijo

Chief Executive Officer, Chief Financial Officer and Investor Relations Officer

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 10, 2014

PORTUGAL TELECOM, SGPS, S.A.

By:	/s/ Nuno Vieira
Nuno Vieira
Investor Relations Director

FORWARD-LOOKING STATEMENTS

This document may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management’s current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words “anticipates”, “believes”, “estimates”, “expects”, “plans” and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.